

07004578

AP 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANS AMERICAN EQUITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 North Henderson Road, Suite #8
(No. and Street)

Arlington, Virginia 22203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Arthur L. Walters (703) 527-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBINSON, JACK H.
(Name – *if individual, state last, first, middle name*)

P. O. Box 430 Centreville Virginia 20122
(Address) (City) (State) (Zip Code)



PROCESSED
MAR 1 9 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARTHUR L. WALTERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trans American Equities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACK H. ROBINSON

------------- Certified Public Accountant---------------

P.O. Box 430
Centreville, Virginia 20122
703-830-8865

SUPPLEMENTAL REPORT

To the Stockholders and
Board of Directors of
Trans American Equities Corporation:

We have examined the financial statements of Trans American Equities Corporation for the year ended December 31, 2006, and have issued our report dated January 19, 2007. As a part of our examination, we reviewed and tested the Corporation's system of internal accounting and operational procedures with respect to material inadequacies, the prior unaudited internal computation of Net Capital and Reserve Requirements and the computation of changes in stockholders' equity. Our review also took into consideration the audit requirements pursuant to Securities and Exchange Rule 17a-5(d)(1).

We found no material inadequacies as to the Corporation's system of internal accounting controls or its operational procedures.

A reconciliation between the audited computation of Net Worth and 15c3-3 Reserve Requirements and the Corporation's unaudited Part II reflected no differences.

This report is solely intended for use in meeting compliance requirements as set forth in the Securities and Exchange Commission Rule 17a-5(d)(1) and is to be considered an integral part of our report dated January 19, 2007



Arlington, Virginia
January 19, 2007

JACK H. ROBINSON

------------- Certified Public Accountant---------------

P.O. Box 430
Centreville, Virginia 20122
703-830-8865

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and
Board of Directors of
Trans American Equities Corporation:

We have audited the balance sheet of Trans American Equities Corporation as of December 31, 2006 and the related statements of income and retained earnings, cash flows and changes in shareholders' equity. These financial statements are the responsibility of the Trans American Equities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trans American Equities Corporation at December 31, 2006 and the results of their operations and their cash flows for the year ended, in conformity with accounting principles accepted in the United States of America.



Arlington, Virginia
January 19, 2007

EXHIBIT A

TRANS AMERICAN EQUITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

Current Assets:			
Cash		$	15,897
Investments- Equity Securities (Note A-2)	218,300		
Add: Unrealized Gain	98,837		317,137
Accounts Receivable			3,100
Total Current Assets		$	336,134

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Current Liabilities:		
Accounts Payable	$	2,319
Income Taxes		
Total Current Liabilities	$	2,319

SHAREHOLDERS' EQUITY

Common Shares, Par Value $.01 a share, 10,000 Shares Authorized 8,100 Issued & Outstanding	$	81
Capital in Excess of Par Value		239,919
Net Unrealized Securities Gain		98,837
Retained Earnings- Exhibit B		(5,022)
Total Shareholders" Equity		333,815
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	336,134

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

TRANS AMERICAN EQUITIES CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2006

Income :		
Investment Advisory Fees	$	10,850
Gain on Sale of Securities		
Interest		661
Total	$	11,511
Expenses:		
Administrative Services		8,005
Consulting Fees		10,530
Registration Fees & Expenses		2,026
Total	$	20,561
Income (Loss) Before Provision for Income Taxes:		(9,050)
Provision (Benefit Provided) for Income Taxes		0
Net Income	$	(9,050)
Retained Earnings - December 31, 2005		4,028
Retained Earnings - December 31, 2006	$	(5,022)
Earnings (Loss) per share		
Primary	$	(0.62)
Fully Diluted	$	(0.62)

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

TRANS AMERICAN EQUITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(9,050)
Adjustments to reconcile income to net cash provided:		
Accounts Receivable-decrease		4,150
Accounts Payable-decrease		(2,878)
Net Cash Provided (Used) by Operating Activities:	$	(7,778)
CASH FLOWS FROM INVESTING ACTIVITIES :		
Purchase-Available for Sale Securities		(80,000)
Net Cash Provided (Used) by Investing Activities:	$	(80,000)
CASH FLOWS FROM FINANCING ACTIVITIES :		
Proceeds from Sale of Common Stock		0
Net Cash Provided (Used) by Financing Activities:	$	0
Net Increase (Decrease) in Cash	$	(87,778)
UNRESTRICTED CASH- Beginning of Period		103,675
UNRESTRICTED CASH- End of Period	$	15,897

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

TRANS AMERICAN EQUITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2006

	Common Stock		ADD'L	UNREALIZED	RETAINED
	Shares	Amount	PAID-IN CAPITAL	SECURITIES GAIN	EARNINGS
Balance January 1, 2006	8,100	$81	$239,919	$144,054	$4,028
Sale of Capital Stock					
Realized Gain in Value of Equity Securities Sold					
Unrealized Gain (Loss) in Value of Equity Securities Held				($45,217)	
Net Income (Loss) (Exhibit B)					($9,050)
Balance December 31, 2006	8,100	$81	$239,919	$98,837	($5,022)

The accompanying notes are an integral part of these financial statements.

TRANS AMERICAN EQUITIES CORPORATION

-Notes to Financial Statements-

December 31, 2006

NOTE A: Significant Accounting Policies

1. Principal of Statement Presentation:

Trans American Equities Corporation, a Virginia corporation, was incorporated in 1983 but did not commence operations until 1984. On October 25, 1984, the Corporation was registered as a Securities Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act. The Corporation's operational activities have been limited to investment advisory services.

2. Investment Securities:

Investment securities are carried at cost adjusted for amortization of premiums and discounts, both computed by the straight-line method. The Corporation is required to disclose fair value information for balance sheet financial instruments. The fair value of the Equity Securities are based upon market quotations at December 31, 2006. The fair values of the financial instruments may not be indicative of their future fair values.

	Equity Securities
Carrying Value	$ 317,137
Fair Value	317,137

3. Income Taxes:

Prepaid and deferred income taxes are provided for timing differences between income and expenses for financial reporting purposes and for income tax purposes.

4. Cash Equivalents:

Highly liquid investment instruments purchased with original maturities of three months or less are considered cash equivalents.

5. Use of Estimates

The preparation of financial statements in conformity with accounting principles accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements. The Corporation is also required to make estimates and assumptions that affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: Common Stock

On July 23, 1986, the Corporation declared a reverse split of its common stock reducing the authorized 100,000 shares with a par value of $.01 to 10,000 shares with a par value of $.01. All common shares at the time of the reverse split were issued and outstanding and were exchanged at rate of 10 shares of old stock for one share of new. On October 8, 1986, the common shareholders, on a pro rata basis, paid-in an additional $15,000. On December 1, 1989, the common shareholders, on a pro rata basis, again paid-in an additional $15,000.

On January 1, 1996, the Corporation declared a reverse stock split. 10,000 shares of common stock were exchanged at a rate of two shares of old stock for one share of new. Par value remained at $.01 per share. On February 20, 1996, the Corporation sold 2,850 shares of previously unissued stock for $20,000. On March 5, 1998, 150 shares of previously unissued stock were sold for $50,000. On July 1, 2005, 100 shares of previously unissued stock were sold for $135,000.00.

TRANS AMERICAN EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE C

COMPUTATION OF NET CAPITAL

Total ownership equity (Exhibit A)		$	333,815
Deductions:			
Non - Allowable Assets (Accounts receivable)			3,100
Net capital before haircuts on security positions		$	330,715
Haircuts on security positions			
Exempt securities	47,571		
Undue concentration	42,528		90,099
Net Capital		$	240,616

NOTE D

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required		$	154
Minimum dollar net capital requirement		$	5,000
Net capital requirement		$	5,000
Excess net capital			
Net Capital	235,385		
Net capital requirement	5,000	$	240,385
Excess net capital at 1000%			
Net Capital	240,385		
10% of indebtedness	0	$	240,385

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities- Exhibit A		$	2,319
Total aggregate indebtedness		$	2,319
Percentage of aggregate indebtedness to net capital			
Aggregate indebtedness	2,319		
Net Capital	240,616		0.96%

TRANS AMERICAN EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE E

COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS PURSUANT TO
SEC RULE 15c3-3

The Company claims an exemption from Rule 15c3-3 based upon

A.(k) (1)
Limited business (mutal funds and/or variable annutities only)

JACK H. ROBINSON

------------- Certified Public Accountant---------------

P.O. Box 430
Centreville, Virginia 20122
703-830-8865

SUPPLEMENTAL REPORT

To the Stockholders and
Board of Directors of
Trans American Equities Corporation:

We have examined the financial statements of Trans American Equities Corporation for the year ended December 31, 2006, and have issued our report dated January 19, 2007. As a part of our examination, we reviewed and tested the Corporation's system of internal accounting and operational procedures with respect to material inadequacies, the prior unaudited internal computation of Net Capital and Reserve Requirements and the computation of changes in stockholders' equity. Our review also took into consideration the audit requirements pursuant to Securities and Exchange Rule 17a-5(d)(1).

We found no material inadequacies as to the Corporation's system of internal accounting controls or its operational procedures.

A reconciliation between the audited computation of Net Worth and 15c3-3 Reserve Requirements and the Corporation's unaudited Part II reflected no differences.

This report is solely intended for use in meeting compliance requirements as set forth in the Securities and Exchange Commission Rule 17a-5(d)(1) and is to be considered an integral part of our report dated January 19, 2007



Arlington, Virginia
January 19, 2007

END